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UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2003
Commission File Number: 000-49605

Commander Resources Ltd.
(Formerly Major General Resources Ltd.)
(Name of Registrant)

1550 – 409 Granville Street, Vancouver, B.C. V6C 1T2
(Address of principal executive offices)

1. News releases 3-13, 3-14, 3-15, 3-16, 3-17
2. Material change report, 3-15, 3-17

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
_____

SEC 1815 (11-2002)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



1550 - 409 Granville Street
Vancouver, B.C. V6C 1T2
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: September 5, 2003
TSX Venture Exchange: CMD
Shares Issued: 17,758,831
News Release
#03-13

SOUTH VOISEY BAY AREA, LABRADOR
NICKEL PROSPECTS

Vancouver, September 5, 2003: Commander Resources Ltd. reports that surveys consisting of AMT deep survey electromagnetic (EM) ground geophysics and reconnaissance mapping are planned for Commander's 100% owned Sally claims and its 52% joint venture interest Adlatok 1 claims. Both Sally and the Adlatok properties adjoin the eastern boundary of Commander's Sarah Lake property and both adjoin each other. Commander will operate both of these programs.

Fifty kilometres to the west of Sarah Lake a similar geophysical program is planned for Commander's 100% owned Satellite nickel prospect. Previous geophysical surveys on this property indicated potential for the discovery of nickel mineralization at depth. The AMT deep sensing electromagnetic survey which has the ability to locate targets down to 700 metres is considered an excellent geophysical method of further examining this property for its nickel sulphide potential. Geochemical analyses of major and trace elements show a close similarity of the Satellite gabbro to the Voisey's bay gabbroic host rocks.

The objective of the nickel programs which have been ongoing for several years in the South Voisey Bay area is to discover a nickel sulphide ore body similar to Inco's Voisey Bay deposit, i.e. 128,000,000 tonnes of 1.7% nickel and 0.87% copper.

Commander has been active in this area since the discovery of the Voisey's Bay deposit and currently has interests in over 90 square kilometres of mineral claims

William J. Coulter
President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept
responsibility for the adequacy or accuracy of this news release.



1550 - 409 Granville Street
Vancouver, B.C. V6C 1T2
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: September 9, 2003
TSX Venture Exchange: CMD
Shares Issued: 17,758,831
News Release
#03-14

HIGH GRADE GOLD ZONE – BAFFIN ISLAND

Vancouver, September 9, 2003, Commander Resources Ltd. reports assays from a further 200 samples have been received from the Malrok Gold Prospect. A 150 metre wide lake channel bisects the Malrok Gold Zone splitting it into the Malrok North and Malrok South Zones.

Of the 200 samples reported 57 show values in excess of 1 gram per tonne (g/T) gold (Au) including 20 which exceed 5 g/T Au and 6 which range from 11 to 55 g/T Au. The location of 15 samples with values ranging from 2.5 to 9.8 g/T Au have not yet been received from the field.

Due to the numerous samples and remote location, accurate positions of most samples is not known however definitive statements can be made as follows. On the North Malrok Zone scattered chip and channel samples extending for 700 metres from the previously reported high-grade discovery range from 5.6 g/T Au to 36.2 g/T Au. The visible gold and the very high assays reported on August 27, 2003 all came from the Malrok North Zone.

On the South Malrok Zone six sample results run from 6.8 to 55 g/T Au confirming the original 2001 BHP Billiton discovery value of 45 g/T Au.

The samples were taken from both the Malrok iron formations and from areas outside the iron formation considered of merit by the prospectors.

Gold results reported above represent fire assays of one-half assay-ton pulverized samples. Assaying is being carried out by Eastern Analytical Laboratory of Springdale, Newfoundland. Due to the presence of coarse visible gold, these results are preliminary values which will be check assayed. All sample results exceeding 3 g/T Au are being re-assayed by the metallic method and all samples ranging from 1 to 3 g/T Au will be check assayed using one assay ton samples.

In addition to the above, preliminary geophysical results show that the iron formations hosting the gold mineralization can be detected with both the magnetic and electromagnetic methods. To date this work shows that the combined North and South Malrok Zones are well over one kilometre long in strike length. A geophysical report is awaited.

Bernard H. Kahlert, P.Eng, Vice President Exploration for Commander Resources Ltd. is supervising all aspects of the exploration program.

William J. Coulter
President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept
responsibility for the adequacy or accuracy of this news release.

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.
Commander Resources Ltd..
1550, 409 Granville Street
Vancouver, B.C.
V6C 1T2

Item 2: Date of Material Change

State the date of the material change.   September 11, 2003

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.
September 11, 2003
Vancouver Stock Stockwatch
Market News Publishing Inc.

Item 4: Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander announced the grant of 25,000 stock options exercisable for five years at $0.45 per share.

Item 5: Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Reference is made to Item 4 above and to the Company's News Release #03-15 a copy of which is attached hereto as Schedule "B".

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

Not applicable.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85 (3) of the Act and Part 3.4 of the SEDAR Filer Manual.

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting ".

There is no material information which has been omitted from the report in reliance upon Section 85(3) of the Securities Act.

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

Contact:	William J. Coulter
	President
	(604) 685-5254

Item 9: Statement of Senior Officer

Include a statement in the following form signed by a senior officer of the reporting issuer:

"The foregoing accurately discloses the material change referred to herein."

Also include the date and place of making the statement.

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 11th day of September, 2003.

COMMANDER RESOURCES LTD.

"WILLIAM J. COULTER"

William J. Coulter
President

cc: TSX Venture Exchange
       Maynard Brown





1550 - 409 Granville Street
Vancouver, B.C. V6C 1T2
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: September 11, 2003
TSX Venture Exchange: CMD
Shares Issued: 17,758,831
News Release
#03-15

VANCOUVER, September 11, 2003 – Commander Resources Ltd. announces the grant of 25,000 stock options to an employee under its stock option plan. The options are exercisable for five years at $0.45 per share and are subject to the policies of the TSX Venture Exchange.

William J. Coulter
President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept
responsibility for the adequacy or accuracy of this news release.




1550 - 409 Granville Street	Date: September 15, 2003
Vancouver, B.C. V6C 1T2	TSX Venture Exchange: CMD
Tel. (604) 685-5254	Shares Issued: 17,765,831
Fax: (604) 685-2814	News Release
	#03-16

DRILLING STARTS ON SOUTH VOISEY BAY PROJECT

Vancouver, September 15, 2003, Commander Resources Ltd. reports that diamond drilling under the direction of Falconbridge Limited, operator of the South Voisey Bay Project, has commenced.

The initial phase of 1,200 metres of drilling will test three high-priority geophysical targets, located in an east-west-trending structure in an area predominated by northwest-southeast features.

All three target areas are located on the north gabbro in the general area of the highest grades and nickel tenors intersected on the South Voisey Bay Project to date. Two of the three target areas are located on the Commander/Donner joint venture property and these will be tested by the first two holes.

Falconbridge has an option to earn a 50 percent interest in the Commander/Donner Project by spending $4 million on exploration through the year 2006. Falconbridge has spent approximately $4.0 million to date on the entire South Voisey Bay Project, which includes four ownership blocks and has met the requirements up to the end of 2003 to maintain its option. Falconbridge has increased the 2003 budget by approximately $400,000 in order to carry out the drilling.

Commander's interest in Sarah Lake Commander/Donner joint venture property is 48%.

William J. Coulter
President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept
responsibility for the adequacy or accuracy of this news release.

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

      Commander Resources Ltd..
      1550, 409 Granville Street
      Vancouver, B.C.
      V6C 1T2

Item 2: Date of Material Change

State the date of the material change.   October 2, 2003

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.
      October 2, 2003
      Vancouver Stock Stockwatch
      Market News Publishing Inc.

Item 4: Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander reports that new gold assays from prospecting samples on Baffin Island have indicated a second zone of high grade gold values over a 2.5 kilometre strike length.

Item 5: Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Reference is made to Item 4 above and to the Company's News Release #03-17 a copy of which is attached hereto as Schedule "B".

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

Not applicable.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85 (3) of the Act and Part 3.4 of the SEDAR Filer Manual.

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting ".

There is no material information which has been omitted from the report in reliance upon Section 85(3) of the Securities Act.

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

Contact:	William J. Coulter
	President
	(604) 685-5254

Item 9: Statement of Senior Officer

Include a statement in the following form signed by a senior officer of the reporting issuer:

"The foregoing accurately discloses the material change referred to herein."

Also include the date and place of making the statement.

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 2nd day of October, 2003.

COMMANDER RESOURCES LTD.

"WILLIAM J. COULTER"

William J. Coulter
President

cc: TSX Venture Exchange
        Maynard Brown





SCHEDULE B

COMMANDER RESOURCES LTD.

1550 - 409 Granville Street
Vancouver, B.C. V6C 1T2
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: October 2, 2003
TSX Venture Exchange: CMD
Shares Issued: 17,953,997
News Release
#03-17

SECOND HIGH GRADE GOLD ZONE ON BAFFIN ISLAND

Vancouver, October 2, 2003, Commander Resources Ltd. reports that new gold assays from prospecting samples on Baffin Island have indicated a second zone of high grade gold values. Prospecting in the Ridge Lake area located about 20 kilometres to the east of the Malrok Gold Zone, has discovered another gold rich iron formation.

Forty-nine samples were collected in a three square kilometre area not previously sampled. Of the 49 samples collected, 14 exceed 1.0 gram per metric ton (g/T) gold, including 8 which assay from 7.9 to 17.3 g/T gold. These high gold values were taken over a 2.5 kilometre strike length from an iron formation similar in nature to the nearby Malrok Gold Zone. The iron formation was identified by a previously flown aerial magnetic survey.

The strike extent and gold values of this newly discovered Ridge Lake Prospect adds substantially to the gold opportunity on Baffin Island.

The Malrok and Ridge Lake gold prospects are located on the Nunavut Tunngavik Inc. (NTI) owned lands which have been permitted by BHP Billiton. It is part of 2,000,000 acres being explored by Commander Resources which can earn 100 percent interest in all gold resources, subject to a production royalty. *(Commander Resources press releases #03-14 September 29, #03-10 August 27, #03-08 August 21 and #03-06 June 23, 2003*).

Gold results reported above represent fire assays of one-half assay-ton pulverized samples. Assaying is being carried out by Eastern Analytical Laboratory of Springdale, Newfoundland. Due to the presence of coarse visible gold in the area, these results are preliminary values which will be check assayed. All sample results exceeding 3 g/T Au are being re-assayed by the metallic method and all samples ranging from 1 to 3 g/T Au will be check assayed using one assay ton samples.

Bernard H. Kahlert, P.Eng, Vice President Exploration for Commander Resources Ltd. is the qualified person and is supervising all aspects of the exploration program.

William J. Coulter
President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Commander Resources Ltd.</u>
(Registrant)

Date: October 17, 2003

      /s/ William J. Coulter

By:_____
      William J. Coulter, President